UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0-12214
NOTIFICATION OF LATE FILING	CUSIP NUMBER 23437P1208

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2012
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________

Part I - Registrant Information

Daleco Resources Corporation
Full Name of Registrant

Former Name if Applicable

17 Wilmont Mews, 5th Floor
Address of Principal Executive Office (Street and Number)

West Chester, Pennsylvania 19382
City, State and Zip Code

Part II - Rules 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-SCR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's filing of its report on Form 10-Q is delayed due to the Registrant's inability to timely process the financial information for the quarter and present it to the Registrant’s independent registered public accounting firm for review and comment prior to the filing deadline. The Registrant does anticipate filing its quarterly report within the additional time provided by this filing. The delay is processing is the direct result of a reduction of staffing at the Registrant.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Michael D. Parish	(610) 429-0181

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐ No
______________________________________________________________________________________

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Daleco Resources Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 13, 2013	By: /s/ MICHAEL D. PARRISH
Michael D. Parrish, Chief Executive Officer